April 8, 2011
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Christopher Owings

RE:	Crestwood Midstream Partners LP (the “Company”) Registration Statement on Form S-3 Filed January 14, 2011 File No. 333-171735
Ladies and Gentlemen:
This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated February 10, 2011. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.
Form S-3 Filed on January 14, 2011
Description of Debt Securities, page 31
1.	Please revise your disclosure to include descriptions of the senior and the subordinated debt securities.

Response: The Company notes the Staff’s comment. We have revised the disclosure to more clearly indicate that the debt securities issued under the indenture may be either senior debt securities or subordinated debt securities. We have also disclosed that the terms of each series of debt securities, whether senior debt securities or subordinated debt securities, will be established by or pursuant to a resolution of the board of directors of our general partner, and set forth or determined in the manner provided in an officer’s certificate or by a supplemental indenture. The particular terms of each such series of debt securities, including whether they will be senior debt securities or subordinated debt securities, will be described in a prospectus supplement relating to such securities including any pricing supplement.

2.	Please revise your disclosure to clarify whether Crestwood Midstream Partners is the successor in interest to Quicksilver under the August 28, 2009 indenture or whether execution of a supplemental indenture will be required. Refer to

U. S. Securities and Exchange Commission
April 8, 2011

Compliance and Disclosure Interpretations 101.03, Trust Indenture Act, available on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response: The Company notes the Staff’s comment. On October 4, 2010, Quicksilver Gas Services LP changed its name to Crestwood Midstream Partners LP in connection with the sale by Quicksilver Resources Inc. of all of its interest in the Company to Crestwood Holdings Partners, LLC on October 1, 2010. The August 28, 2009 indenture is the indenture between the Company (formerly known as Quicksilver Gas Services LP) and the Bank of New York Mellon Trust Company, N.A, as trustee. We have revised the disclosure to indicate that the Company is the entity formerly known as Quicksilver Gas Services LP under the August 28, 2009 indenture.
Where You Can Find More Information, page 62
3.	Please revise this section to include a statement to the effect that all filings filed after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into your prospectus. Refer to Compliance and Disclosure Interpretation 123.05, Securities Act Forms, available on our website at http://www.sec.gov/divisions/corpfin/ guidance/safinterp.htm.

Response: The Company notes the Staff’s comment and has revised the section entitled “Where You Can Find More Information” to include a statement to the effect that all filings filed after the date of the initial registration statement and prior to the effectiveness of such registration statement, and after the date of the prospectus and until all the securities offered thereunder are sold shall be deemed to be incorporated by reference into the Company’s prospectus.
Exhibit 5.1
4.	In opinion one of the exhibit, please delete the language “except as such non-assessability may be affected by the matters below,” and delete all of opinions 1(a) and 1(b).

Response: The Company notes the Staff’s comment. The language “except as such non-assessability may be affected by the matters below”, and all of opinions 1(a) and 1(b) have been deleted from Exhibit 5.1.

5.	In the first sentence of opinion two of the exhibit, please delete the assumption that the Indenture has been duly authorized, executed and delivered by the Partnership since the Indenture has already been executed.

The Company acknowledges the Staff’s comment. The first sentence of opinion two of the exhibit has been deleted.

U. S. Securities and Exchange Commission
April 8, 2011

6.	Please revise the final paragraph of the exhibit to clarify that the limitations to the Delaware Acts you reference include applicable Delaware statutory provisions and reported judicial decisions interpreting those laws.

Response: The final paragraph of the exhibit has been revised to clarify that the limitations to the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act referenced in the opinion include applicable Delaware statutory provisions and reported judicial decisions interpreting those laws.

7.	In the last sentence of the last paragraph of the exhibit, please delete the language “or the rules and regulations of the Commission thereunder.”

Response: The Company notes the Staff’s comment. The language “or the rules and regulations of the Commission thereunder” found in last sentence of the last paragraph of the exhibit has been deleted.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (832) 519-2272.

Sincerely, /s/ William G. Manias William G. Manias Senior Vice President — Chief Financial Officer Crestwood Midstream Partners LP By Crestwood Gas Services GP LLC, its general partner